As filed with the Securities and Exchange Commission on July 18, 2011

Securities Act Registration No. 333-174893

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         / /

Pre-Effective Amendment No.                          / /

Post-Effective Amendment No. 1                      /X/

Northern Lights Fund Trust II

(Exact Name of Registrant as Specified in Charter)

4020 South 147th Street

Omaha, NE 68137

402.895.1600

 (Name and Address of Agent for Service)

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

With a copy to:

JoAnn M. Strasser, Esq. Thompson Hine LLP 312 Walnut Street, Suite 1400 Cincinnati, Ohio 45202	David J. Baum, Esq. Alston & Bird, LLP 950 F Street NW Washington, D.C. 20004 (202) 239-3346

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on June 14, 2011 on Form N-14 under the Securities Act of 1933, as amended (File No. 333−174893), are incorporated herein by reference.  This Amendment is being filed in order to file certain exhibits to this Registration Statement, including the Agreement and Plan of Reorganization, the Opinion of Alston & Bird LLP supporting the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus, and the Prospectus, Statement of Additional Information and Annual Report for the Monticeto Fund.

PART C

OTHER INFORMATION

ITEM 15.

INDEMNIFICATION.

Article VIII, Section 2(a) of the Agreement and Declaration of Trust provides that to the fullest extent that limitations on the liability of Trustees and officers are permitted by the Delaware Statutory Trust Act of 2002, the officers and Trustees shall not be responsible or liable in any event for any act or omission of:  any agent or employee of the Trust; any investment adviser or principal underwriter of the Trust; or with respect to each Trustee and officer, the act or omission of any other Trustee or officer, respectively.  The Trust, out of the Trust Property, is required to indemnify and hold harmless each and every officer and Trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or Trustee’s performance of his or her duties as an officer or Trustee of the Trust.  This limitation on liability applies to events occurring at the time a person serves as a Trustee or officer of the Trust whether or not such person is a Trustee or officer at the time of any proceeding in which liability is asserted.  Nothing contained in the Agreement and Declaration of Trust indemnifies, holds harmless or protects any officer or Trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Article VIII, Section 2(b) provides that every note, bond, contract, instrument, certificate or undertaking and every other act or document whatsoever issued, executed or done by or on behalf of the Trust, the officers or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in such Person’s capacity as Trustee and/or as officer, and such Trustee or officer, as applicable, shall not be personally liable therefore, except as described in the last sentence of the first paragraph of Section 2 of Article VIII.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.

EXHIBITS.

(1)(a)	Agreement and Declaration of Trust dated August 26, 2010. [1]
(1)(b)	Certificate of Trust as filed with the State of Delaware on August 26, 2010. [1]
(2)	By-Laws, effective as of August 26, 2010. [1]
(3)	Voting Trust Agreement - None
(4)

Form of Agreement and Plan of Reorganization by and among Santa Barbara Group of Mutual Funds, Inc. (“SBG”) with respect to Montecito Fund, a separate series of SBG, the Registrant, on behalf of the Two Oaks Diversified Growth and Income Fund, a separate series of the Registrant, and Two Oaks Investment Management, LLC is filed herewith.

(5)

Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article II, “Meetings of Shareholders” of the Registrant’s By-Laws.

(6)	Investment Advisory Agreement between the Registrant, with respect to Two Oaks Diversified Growth and Income Fund. [3]
(7)	Underwriting Agreement between the Registrant and Northern Lights Distributors LLC on behalf of Two Oaks Diversified Growth and Income Fund is filed herewith.
(8)	Bonus or Profit Sharing Contracts - Not Applicable
(9)(a)	Form of Custody Agreement between the Registrant and The Bank of New York Mellon. [3]
(10)(a)	Rule 12b-1 Plan on behalf of Two Oaks Diversified Growth and Income Fund is filed herewith
(10)(b)	Rule 18f-3 Plan[2]
(11)	Opinion of Alston & Bird LLP. [3]
(12)	Form of Tax Opinion of Alston & Bird LLP supporting the tax matters and consequences to shareholders discussed in Proxy Statement/Prospectus is filed herewith.
(13)(a)	Fund Services Agreement between the Registrant and Gemini Fund Services, LLC, on behalf of the Two Oaks Diversified Growth and Income Fund. [3]
(13)(b)	Consulting Agreement with Northern Lights Compliance Services, LLC with respect to Two Oaks Diversified Growth and Income Fund.[3]
(13)(c)	Expense Limitation Agreement between the Registrant, with respect to Two Oaks Diversified Growth and Income Fund. [3]
(14)	Consent of Cohen Fund Audit Services Ltd. on behalf of Two Oaks Diversified Growth and Income Fund.[3]
(15)	Omitted Financial Statements - Not Applicable.
(16)(a)	Powers of Attorney for Trustees, Brian Nielsen and Charles Dry and Officers, Andrew Rogers and Kevin Wolf [3]
(16)(b)	Powers of Attorney for Trustees Keith Rhoades, Randy Skalla and Anthony Lewis are filed herewith.
(17)(a)	Form of Proxy card[2]
(17)(b)	Code of Ethics of Northern Lights Distributors, LLC.[3]
(17)(c)	Code of Ethics of Two Oaks Investment Management, LLC.[3]
(17)(d)	Prospectus for the Montecito Fund, a series of The Santa Barbara Group of Mutual Funds, Inc., dated August 1, 2010 is filed herewith.
(17)(e)	Statement of Additional Information for the Montecito Fund, a series of The Santa Barbara Group of Mutual Funds, Inc., dated August 1, 2010 is filed herewith.
(17)(f)	Annual Report for the Montecito Fund, a series of The Santa Barbara Group of Mutual Funds, Inc., dated March 31, 2011 is filed herewith.

 Previously filed on June 15, 2011 in the Registrant's Registration Statement on Form N-1A, and hereby incorporated by reference.

2 Previously filed on June 14, 2011 in the Registrant's Proxy/Registration Statement on Form N-14, and hereby incorporated by reference.

3 Previously filed on June 28, 2011 in the Registrant's Pre-Effective Amendment No. 2, and hereby incorporated by reference.

ITEM 17.

UNDERTAKINGS.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

Signatures

As required by the Securities Act of 1933 this Registration Statement has been signed on behalf of the Registrant, in the City of Hauppauge, State of New York, on the 18th day of July, 2011.

NORTHERN LIGHTS FUND TRUST II

By: /s/Andrew Rogers

      Andrew Rogers

      Attorney-in-Fact*

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 18, 2011

Brian Nielsen*	Trustee & Chairman	July 18, 2011
Charles Hobson Dry*	Trustee	July 18, 2011
Anthony Lewis*	Trustee	July 18, 2011
Keith Rhoades*	Trustee	July 18, 2011
Randy Skalla*	Trustee	July 18, 2011
Andrew Rogers*	President and Principal Executive Officer	July 18, 2011
Kevin Wolf*	Treasurer and Principal Accounting Officer	July 18, 2011

*By: /s/ James Ash

James Ash

Attorney-in-Fact - Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

Exhibit	Exhibit No.
Agreement and Plan of Reorganization	99.16.(4)
Underwriting Agreement between the Registrant and Northern Lights Distributors LLC on behalf of Two Oaks Diversified Growth and Income Fund	99.16.(7)
Rule 12b-1 Plan on behalf of Two Oaks Diversified Growth and Income Fund	99.16.(10)(a)
Form of Tax opinion of Alston & Bird LLP	99.16(12)
Powers of Attorney for Keith Rhoades, Randy Skalla and Anthony Lewis	99.16(16)(b)
Montecito Fund Prospectus dated August 1, 2010	99.16(17)(d)
Montecito Fund Statement of Additional Information dated August 1, 2010	99.16(17)(e)
Montecito Fund Annual Report dated March 31, 2011	99.16(17)(f)